

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 13, 2016

VIA U.S. MAIL AND FACSIMILE

Scott Kreighbaum, Esq.
Allianz Life Insurance Company
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

>Re: Allianz Life Insurance Company of North America ("Allianz Life – NA")
>Initial Registration Statement on Form S-1
>File No. 333-213125
>
>Allianz Life Insurance Company of New York
>Initial Registration Statement on Form S-1
>File No. 333-213126
>
>Allianz Life Variable Account B
>Initial Registration Statement on Form N-4
>File No. 333-213127
>
>Allianz Life of NY Variable Account C
>Initial Registration Statement on Form N-4
>File No. 333-213128
>
>(Collectively, "Allianz Life Filings")

Dear Mr. Kreighbaum:

The staff has reviewed the above-referenced registration statements, which the Commission received on August 15, 2016. Based on our review, we have the following comments. Page numbers refer to the courtesy copy of the Allianz Life - NA registration statement on Form S-1 provided to the staff. Comments on the Allianz Life - NA filing also apply to the other three Allianz Life Filings to the extent applicable. Unless otherwise indicated, capitalized terms have the same meaning as in the registration statement.

General Comments

a. Please note that certain information required by Form S-1 is missing or to be provided by amendment. Please confirm that all missing information, including exhibits and financial information, required by Form S-1 (including items incorporated into the form from Regulation S-K) is provided in a pre-effective amendment. We may have additional comments after the pre-effective amendment is filed.

b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits and/or features of the contracts or whether the company will be solely responsible for all benefits and features associated with the contracts.

c. In addition to the glossary at the front of the prospectus, please confirm that all defined terms are defined the first time they are used in the prospectus.

d. Comments on disclosure in one section of the Allianz-NA filing also relate to similar disclosure in other sections of the filing.

Prospectus

1. Cover Page:

   a. Please clarify here that the term "registered investment adviser" means an adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. Please also expand the definition of "Financial Professional" in the glossary to clarify the difference between a registered representative and a registered investment adviser. *See also* Comment 2.a. below relating to the definition of "Financial Professional."

   b. Please specify that the annuity offered is single or joint annuity on the outside front cover page and in the summary section of the prospectus.

   c. We note that the Index Protection Strategy is not available to investors in Delaware, Missouri, or Washington. This means that investors in these states would not be able to transfer into a principal protected option if they decided that the Caps offered under other Index Strategies after the end of an Index Anniversary were not acceptable. Please supplementally explain how you intend to address this issue for investors in these states.

2. Glossary

   a. *Financial Professional*: Please clarify the term "securities registered representative," and explain how it differs from a registered representative of a broker dealer.

3. <u>Summary/What Are the Index-Linked Crediting Methods and How Do They Work? (p. 10)</u>: The description of each Index Strategy states that the Declared Protection Strategy Credit ("DPSC") and the Caps change "annually," and then also states that each of these values change "frequently." Please clarify that each of these values change annually.

4. <u>Fee Tables/Condensed Financial Information (p. 18)</u>: Please delete the AUV information in this section since no Contracts offered by this prospectus have been sold.

5. <u>Purchasing the Contract</u>

   a. *Allocation of Purchase Payments and Transfers Between the Allocation Options (p. 27)*: Currently, the restriction on transfers from an Index Option into the Variable Options (*i.e.,* that transfers are only allowed on every sixth Index Anniversary) is not mentioned until the middle of the fourth paragraph of this sub-section. Given the significance of this restriction, please disclose it prominently in the beginning of the sub-section.

   Please also provide similar clarifying disclosure regarding this transfer limitation in the preceding section, "Changes to Caps, Declared Protection Strategy Credits (DPSC) and Notice of Buffers and Floors" at p. 21 of the prospectus.

6. <u>Index Options</u>

   a. *Determining Index Option Values for the Index Performance Strategy (p. 36)*: In the second to last bullet point on this page, please disclose whether an investor can specify that Contract expenses and withdrawals be taken solely from funds allocated to a particular Allocation Option or Options. Also, in light of the Daily Adjustment applicable to the Index Performance and Index Guard Strategies, please disclose whether it would be financially advantageous for an investor to have withdrawals and expenses withdrawn from the Variable Options and/or the Index Protection Strategy

   b. *The Alternate Minimum Value (p. 39)*: Please consider providing an example illustrating the calculation of the Alternate Minimum Value in the prospectus or an Appendix.

7. <u>Taxes/Taxation of Annuity Contracts (p. 50)</u>: As the Contract may be offered on a Roth basis, please revise the first bullet point in this sub-section to note that it does not apply to Roth IRA Contracts.

8. <u>Distribution (p. 53)</u>: Please revise the disclosure in this section to clarify that the term "Investment Options" refers to the Variable Options.

****

   In closing, we remind you that the insurance companies, separate accounts and their management are responsible for the accuracy and adequacy of their disclosures in these registration statements, notwithstanding any review, comments, action or absence of action by the staff.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statements. If you believe that you do not need to amend the registration statements in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statements, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statements. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statements, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Deborah D. Skeens

Deborah D. Skeens
Senior Counsel
Disclosure Review Office